Exhibit 99.1

B Communications Reports Financial Results For the

Fourth Quarter and Full Year of 2018

Ramat Gan, Israel - March 28, 2019 - B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM), a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corporation Ltd. (TASE: BEZQ), today reported its financial results for the fourth quarter and year ended December 31, 2018.

Ami Barlev, CEO of B Communications:

"The Company's management is acting intensively and transparently along with its debenture holders to formulate a structured process with the goal of securing full payment to the debenture holders while in parallel, strengthening the Company's cash flow and shareholders' equity. The Company believes that it has a range of viable business options and the financial flexibility that will enable it to strengthen its cash flow and to generate long-term and satisfactory understandings with its debenture holders. Among such options is the issuance of securities, which option has been made feasible as a result of the recent approval received from the Ministry of Communications permitting a further decrease in the ownership percentage of Bezeq while retaining the control permit.

Management continues to believe that the Company's base asset, Bezeq, is a quality asset, and a leading player in communications and infrastructure markets in Israel.

The Company's management began and is continuing its discussions with its shareholders in good faith and transparency in order to examine investment possibilities on behalf of the Company's shareholders. Nevertheless, there is no certainty that the discussions will mature or will be successful. and the Company will at all times consider considerations of efficiency and fairness in order to enable rapid and quality debt servicing.

Taking into consideration the recent accounting and financial circumstances with respect to the year-end results and valuations of Bezeq, which were brought to the Company's attention lately, but which impact Bezeq’s financial statements as of and for the year ended December 31, 2018, the Company's outstanding debt was classified as "short-term"."

It should be clarified that this classification is under examination and will be examined up to the date our audited annual financial statements are issued and may change depending on the circumstances and progress of the negotiations and arrangements detailed in this report.

Recent Developments

On March 19, 2019, Bezeq announced that it expected to write off NIS 1.5 billion ($416 million) in its 2018 financial statements due to the impairment of assets in its satellite TV subsidiary. As a result, the Company was required to incur additional impairment charges on its consolidated balance sheets, which resulted in being below debt covenants requiring minimum shareholders’ equity and a minimum ratio of shareholders’ equity to total balance sheet on an unconsolidated basis as of December 31, 2018.

On March 20, 2019, the Company announced that it intends to withhold payments to its debenture holders until further notice. During the past week, the Company held initial meetings with its debenture holders as well as internal meetings in order to formulate a plan that is mutually agreeable to the Company and its debenture holders. No assurance can be given that such efforts will be successful or that the debenture holders will not seek other alternatives.

B Communications’ Unconsolidated Financial Liabilities and Liquidity

As of December 31, 2018, B Communications’ unconsolidated liquidity balances (comprised of cash and cash equivalents, short term investments and funds deposited in a pledged account) totaled NIS 589 million ($157 million) and its financial liabilities totaled NIS 2.47 billion ($658 million), including NIS 2.2 billion ($597 million) of Series C Debentures and NIS 229 million ($61 million) of Series B Debentures (including accrued interest and unamortized premiums, discounts and debt issuance costs for both series).All of the debt is now classified as currently due.

(In millions)	December 31,	December 31,	December 31,
	2018	2018	2017
	NIS	US$	NIS
Financial liabilities
Series B debentures	229	61	460
Series C debentures	2,238	597	1,987
Total financial liabilities	2,467	658	2,447

Liquidity
Cash and short-term investments	546	146	475
Pledged account (*)	43	11	36
Total liquidity	589	157	511

Net debt	1,878	501	1,936

*	Pledged for the benefit of the holders of the Series C Debentures. Pursuant to the indenture for the Series C Debentures, the account is required to include sufficient funds to meet the next interest payment payable to the holders of those debentures.

B Communications Unconsolidated Sources and Uses for the Year Ended December 31, 2018

(In millions)	NIS	US$

Net debt as of December 31, 2017	1,936	516

Dividends received from Bezeq	(180)	(48)
Financing expenses, net	97	26
Tax payment	6	2
Operating expenses	19	5

Net debt as of December 31, 2018	1,878	501

Recent private placement: On January 20, 2019, the Company conducted a private placement of 7,385,600 of its ordinary shares, NIS 0.1 par value, to certain institutional, “qualified” and private investors in Israel. The Company’s gross proceeds from the offering was approximately NIS 118 million, based on a price of NIS 16 per share.

Bezeq's dividend distribution policy: On March 6, 2018, Bezeq’s Board of Directors decided to revise Bezeq's dividend distribution policy, whereby commencing with Bezeq’s May 2018 distribution it will distribute on a semi-annual basis to its shareholders, a dividend equal to 70% of Bezeq's semi-annual net profit based on its consolidated financial statements.

On March 27, 2019, Bezeq's Board of Directors resolved to cancel the Company's dividend distribution policy, which was updated on March 6, 2018. The decision was made from a position of clarity and transparency with its shareholders and the circumstances that emerged due to the impossibility of distributing a dividend as a result of the expected failure to meet the "profit test" in the next two years. Accordingly, the Board of Directors decided that it would not be appropriate to maintain a dividend policy when in practice it is not effective.

The cancellation of Bezeq dividend policy will not prevent Bezeq's Board of Directors from examining from time to time the distribution of dividends to its shareholders, taking into consideration, among other factors, the provisions of the law, the state of its business and capital structure, and the need to maintain a balance between ensuring its financial strength and stability and the continued creation of value to its shareholders, all of which are subject to the approval of the general meeting of shareholders of Bezeq with respect to each specific distribution, as prescribed in the Bezeq's Articles of Association.

Dividends from Bezeq: On October 10, 2018, Bezeq distributed a cash dividend of NIS 318 million ($85 million), representing 70% of its net profit for the first half of 2018. B Communications received NIS 84 million ($22 million) as its share of the dividend distribution. In May 2018, Bezeq distributed a cash dividend of NIS 369 million ($98 million), representing 70% of its net profit for the second half of 2017 and B Communications received NIS 96 million ($26 million) as its share of the dividend distribution.

The Bezeq Group 2019 Outlook

The Bezeq Group's outlook for 2019, based on the existing information known to the Bezeq Group as of today:

Net profit attributable to shareholders: Approximately NIS 900 million - NIS 1.0 billion

EBITDA: Approximately NIS 3.9 billion

CAPEX: Approximately NIS 1.7 billion

The Bezeq Group's forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on The Bezeq Group's estimates, assumptions and expectations and do not include the effects of the provision for early retirement of employees and the signing of collective labor agreements in the Bezeq Group, including the collective labor agreement with DBS (see immediate report dated March 14, 2019), and do not include the effects, if any, of the cancellation of the Bezeq Group’s structural separation and the merger with the subsidiary companies and everything involved therein in 2019. The Bezeq Group's forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Bezeq Group's ability to implement its plans in 2019. Actual results may differ from these estimates taking note of changes which may occur in the foregoing, in business conditions, and the effects of regulatory decisions, technology changes and developments in the structure of the telecommunications market, and so forth, or the realization of one or more of the risk factors listed in the Bezeq Group Periodic Report of 2018. The Bezeq Group shall report, as required, deviations of more/less than 10% of the range and amounts stated in the forecast.

B Communications Fourth Quarter and Full Year Consolidated Financial Results

B Communications’ consolidated revenues for the fourth quarter of 2018 totaled NIS 2.32 billion ($621 million), a 5.4% decrease from NIS 2.46 billion reported in the fourth quarter of 2017. For the full year 2018, B Communications’ revenues totaled NIS 9.32 billion ($2.48 billion), a 4.8% decrease from NIS 9.8 billion reported in 2017. For both the current and the prior year periods, B Communications’ consolidated revenues consisted entirely of Bezeq’s revenues.

B Communications’ consolidated operating loss for the fourth quarter of 2018 was NIS 2.18 billion ($582 million) compared to operating profit of NIS 262 million in the fourth quarter of 2017. For the full year 2018, B Communications’ consolidated operating loss totaled NIS 1.39 billion ($372 million) compared to operating profit of NIS 1.6 billion in 2017. The operating loss in 2018 is mainly due to non-cash impairment charges at Bezeq of NIS 1.7 billion ($447 million), mainly with respect to its investment in DBS (Bezeq’s satellite broadcasting subsidiary) and by the NIS 559 million ($149 million) provision for early retirement of Bezeq employees. In addition, B Communications had impairment charges of NIS 656 million ($175 million) with respect to its carrying value of Pelephone and Bezeq International (Bezeq’s cellular communications and international communications and internet services subsidiaries).

B Communications’ consolidated loss for the fourth quarter of 2018 totaled NIS 2.14 billion ($573 million) compared to net profit of NIS 43 million in the fourth quarter of 2017. For the full year 2018, B Communications’ consolidated loss totaled NIS 1.97 billion ($526 million) compared to net profit of NIS 741 million in 2017.

B Communications’ loss attributable to shareholders for the fourth quarter of 2018 was NIS 830 million ($221 million) compared with a loss of NIS 45 million in the fourth quarter of 2017. For the full year 2018, B Communications’ loss attributable to shareholders was NIS 1.08 billion ($290 million) compared with a net profit of NIS 78 million in 2017.

B Communications Fourth Quarter and Full Year Unconsolidated Financial Results

(In millions)	Three months ended December 31,			Year ended December 31,
	2018	2018	2017	2018	2018	2017
	NIS	US$	NIS	NIS	US$	NIS

Financing expenses, net	(32)	(9)	(24)	(96)	(26)	(100)
Operating expenses	(4)	(1)	(11)	(19)	(5)	(17)
PPA amortization, net	(331)	(88)	(64)	(691)	(184)	(130)
Interest in Bezeq's net profit (loss)	(463)	(124)	54	)280)	(75)	325
Net profit (loss)	(830)	(222)	(45)	(1,086)	(290)	78

As of December 31, 2018, B Communications held approximately 26.3% of Bezeq's outstanding shares. B Communications’ interest in Bezeq's loss for the fourth quarter of 2018 totaled NIS 463 million ($124 million), compared with net profit of NIS 54 million reported in the fourth quarter of 2017. The loss was due to impairment charges relating to DBS in the amount of NIS 1.5 billion ($407 million) and a NIS 466 million ($124 million) provision for costs associated with the early retirement of Bezeq Fixed-Line employees. For the full year 2018, B Communications’ interest in Bezeq's loss totaled NIS 280 million ($75 million) compared to net profit of NIS 325 million in 2017.

During the fourth quarter and full year of 2018, B Communications recorded net amortization expenses related to its Bezeq purchase price allocation (“Bezeq PPA”) of NIS 8 million ($2 million) and NIS 35 million ($9 million), respectively. In addition, B Communications incurred non-cash goodwill impairment charges of NIS 323 million ($86 million) and NIS 656 million ($175 million) in the fourth quarter and full year of 2018 respectively, with respect to the impairment of goodwill in Bezeq’s cellular communications and international communications and internet services subsidiaries. The impairment charges resulted from the continued fierce competition in the Israeli cellular telephony, ILD and ISP markets. From April 14, 2010, the date of the acquisition of its interest in Bezeq, until December 31, 2018, B Communications has amortized approximately 83% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment.

B Communications' unconsolidated net financial expenses for the fourth quarter of 2018 totaled NIS 32 million ($9 million) compared with net financial expenses of NIS 24 million in the fourth quarter of 2017. Net financial expenses for the fourth quarter of 2018 included NIS 25 million ($7 million) of financial expenses related to the Company's Series B and C debentures and a financial loss of NIS 7 million ($2 million) generated by short term investments.

B Communications' unconsolidated net financial expenses for 2018 totaled NIS 96 million ($26 million) compared with NIS 100 million in 2017. Net financial expenses for 2018 included NIS 100 million ($27 million) of financial expenses related to the Company's Series B and C debentures. These expenses were partially offset by financial income of NIS 4 million ($1 million) generated by short term investments.

B Communications’ unconsolidated loss for the fourth quarter of 2018 was NIS 830 million ($222 million) compared with a loss of NIS 45 million in the fourth quarter of 2017. For the full year 2018, B Communications’ unconsolidated loss totaled NIS 1.08 billion ($290 million) compared with net profit of NIS 78 million in 2017. The loss in 2018 was mainly due to non-cash impairment charges at Bezeq of NIS 1.5 billion ($407 million), primarily with respect to its investment in DBS, and by the NIS 559 million ($149 million) provision for early retirement of Bezeq employees. In addition, B Communications incurred impairment charges of NIS 656 million ($175 million) with respect to Pelephone and Bezeq International.

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the quarter and full year ended December 31, 2018. For a full discussion of Bezeq’s results for the quarter and full year ended December 31, 2018, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q4 2018	Q4 2017	% change	FY-2018	FY-2017	% change
	(NIS millions)			(NIS millions)

Revenues	2,326	2,458	(5.4%)	9,321	9,789	(4.8%)
Operating profit (loss)	(1,810)	427		(548)	2,110
Operating margin	-	17.4%		-	21.6%
Net profit (loss)	(1,755)	205		(1,066	1,235
Adjusted net profit [1]	199	299	(33.3%)	983	1,308	(24.8%)
EBITDA[2]	(1,230)	854		1,641	3,825	(57.1%)
EBITDA margin		34.7%		17.6%	39.1%
Adjusted EBITDA[3]	853	950	(10.2%)	3,538	3,893	(9.1%
Adjusted EBITDA margin	36.7%	38.6%		38.0%	39.8%
Diluted EPS (LPS) (NIS)	(0.63)	0.07		(0.39)	0.45
Cash flow from operating activities	914	842	8.6%	3,512	3,525	(0.4%)
Payments for investments	416	391	6.4%	1,727	1,530	12.9%
Free cash flow[4]	679	473	43.6%	1,598	2,093	(23.7%)
Total debt				11,179	11,861	(5.7%)
Net debt				8,885	9,391	(5.4%)
Net debt/ Adjusted EBITDA (end of period)				2.51	2.41

1 Adjusted Net profit is excluding the impact of other operating expenses and impairment of assets.

2 As of 1.1.2018, Bezeq has early adopted accounting standard IFRS 16 “Leases”. The impact of the implementation of the accounting standard on EBITDA and cash flow from operating activities in 2018 was an increase of NIS 412 million and NIS 397 million, respectively.

3 Adjusted EBITDA is excluding the impact of accounting standard IFRS 16, other operating expenses and impairment of assets.

4 Free cash flow is defined as cash flow from operating activities les net payments for investments.

Revenues of the Bezeq Group in 2018 totaled NIS 9.32 billion ($2.5 billion) compared to NIS 9.79 billion in 2017, a decrease of 4.8%. Revenues of the Bezeq Group in the fourth quarter of 2018 were NIS 2.32 billion ($618 million), compared to NIS 2.46 billion in the corresponding quarter of 2017, a decrease of 5.4%. The decrease in revenues in both the fourth quarter and full year was due to lower revenues across all key Bezeq Group segments.

Salary expenses of the Bezeq Group in 2018 totaled NIS 1.99 billion ($530 million), compared to NIS 2.01 billion in 2017, a decrease of 0.6%. Salary expenses of the Bezeq Group in the fourth quarter of 2018 were NIS 485 million ($129 million) compared to NIS 505 million in the corresponding quarter of 2017, a decrease of 4.0%. The decrease in salary expenses in both the fourth quarter and full year was due to efficiency measures implemented in all key Bezeq Group segments.

Operating expenses of the Bezeq Group in 2018 totaled NIS 3.38 billion ($901 million) compared to NIS 3.89 billion in 2017, a decrease of 13.2%. Operating expenses of the Bezeq Group in the fourth quarter of 2018 were NIS 885 million ($236 million) compared to NIS 1 billion in the corresponding quarter of 2017, a decrease of 11.8%. The decrease in both the fourth quarter and full year was primarily due to the early adoption of accounting standard IFRS 16. In addition, lower expenses were recorded in terminal equipment and marketing and general expenses in both periods.

Other operating expenses, net of the Bezeq Group in 2018 was NIS 634 million ($169 million) compared with operating income, net of NIS 19 million in 2017. Other operating expenses, net of the Bezeq Group in the fourth quarter of 2018 amounted to NIS 511 million ($136 million) compared to NIS 9 million in the corresponding quarter of 2017. The increase in other operating expenses in the both the fourth quarter and full year was primarily as a result of the provision for early retirement of Bezeq Fixed Line employees in the amount of NIS 559 million ($149 million) and a provision for legal claims in the amount of NIS 90 million ($24 million).

Loss from impairment of assets of the Bezeq Group in 2018 totaled NIS 1.68 billion ($447 million) compared to NIS 87 million in 2017. The increase was primarily attributable to the impairment relating to DBS.

Depreciation and amortization expenses of the Bezeq Group in 2018 totaled NIS 2.19 billion ($584 million) compared to NIS 1.72 billion in 2017, an increase of 27.6%. Depreciation and amortization expenses of the Bezeq Group in the fourth quarter of 2018 were NIS 580 million ($154 million), compared to NIS 427 million in the corresponding quarter of 2017, an increase of 35.8%. The increase in depreciation expenses in the fourth quarter and full year was primarily due to the amortization of right-of-use assets resulting from the early adoption of accounting standard IFRS 16 beginning January 1, 2018.

Operating loss of the Bezeq Group in 2018 totaled NIS 548 billion ($146 million) compared to operating profit of NIS 2.11 billion in 2017. Operating loss of the Bezeq Group in the fourth quarter of 2018 was NIS 1.8 billion ($478 million) compared to operating profit of NIS 427 million in the corresponding quarter of 2017. The loss in both the fourth quarter and full year of 2018 was due to the NIS 1.7 billion ($478 million) of impairment charges, mainly relating to DBS, the provision of NIS 559 million ($149 million) for costs associated with the early retirement of Bezeq Fixed-Line employees and by lower revenues across all key Bezeq Group segments.

Financing expenses, net of the Bezeq Group in 2018 totaled NIS 435 million ($116 million), compared to NIS 417 million in 2017, an increase of 4.31%. The increase in financing expenses in 2018 was primarily due to the increase in financing expenses at Bezeq Fixed-Line partially offset by the decrease in DBS. In addition, finance expenses were impacted by the early adoption of accounting standard IFRS 16 beginning January 1, 2018. Financing expenses, net of the Bezeq Group in the fourth quarter of 2018 amounted to NIS 108 million ($28 million) compared to NIS 120 million in the corresponding quarter of 2017, a decrease of 10%. The decrease in financing expenses in the fourth quarter was primarily due to the decrease in financing expenses at DBS.

Tax expenses of the Bezeq Group in 2018 totaled NIS 80 million ($21 million) compared to NIS 453 million in 2017, a decrease of 82.3%. The decrease in tax expenses was primarily due to a reduction in profitability as well as a decrease in the corporate tax rate from 24% to 23% in 2018. The Bezeq Group recorded a tax benefit of NIS 163 million ($43 million) in the fourth quarter of 2018 compared to tax expense of NIS 101 million in the corresponding quarter of 2017. The decrease in tax expenses was primarily due to a reduction in profitability as well as a decrease in the corporate tax rate from 24% to 23% in 2018.

The Bezeq Group incurred a loss of NIS 1.06 billion ($284 million) in 2018 compared to net profit of NIS 1.24 billion in 2017. The Bezeq Group incurred a loss of NIS 1.75 billion ($468 million) in the fourth quarter of 2018 compared to net profit of NIS 205 million in the corresponding quarter of 2017.

EBITDA of the Bezeq Group in 2018 totaled NIS 1.64 billion ($437 million) (EBITDA margin of 17.6%) compared to NIS 3.83 billion (EBITDA margin of 39.1%) in 2017, a decrease of 57.1%. Negative EBITDA of the Bezeq Group in the fourth quarter of 2018 was NIS 1.23 billion ($328 million), compared to NIS 854 million (EBITDA margin of 34.7%) in the corresponding quarter of 2017.

Adjusted EBITDA of the Bezeq Group represents EBITDA after adjusting for the impact of accounting standard IFRS 16, other operating expenses and loss from impairment of assets. The adjusted EBITDA in 2018 totaled NIS 3.53 billion ($941 million) (EBITDA margin of 38%) compared to NIS 3.89 billion (EBITDA margin of 39.8%) in 2017. Adjusted EBITDA in the fourth quarter of 2018 totaled NIS 853 million ($227 million) (EBITDA margin of 36.7%) compared to NIS 950 million (EBITDA margin of 38.6%) in the corresponding quarter of 2017.

Cash flow from operating activities of the Bezeq Group in 2018 totaled NIS 3.51 billion ($937 million) compared to NIS 3.53 billion in 2017, a decrease of 0.4%. Cash flow from operating activities of the Bezeq Group in the fourth quarter of 2018 was NIS 914 million ($243 million) compared to NIS 842 million in the corresponding quarter of 2017, an increase of 8.6%.

Payments for investments (Capex) of the Bezeq Group in 2018 totaled NIS 1.72 billion ($458 million) compared to NIS 1.53 billion in 2017, an increase of 12.9%. The increase in investments in 2018 was primarily due to payments of NIS 109 million for permit fees and taxes relating to the sale of "Sakia", which had not been finalized as of December 31, 2018. The Bezeq Group’s Capex in the fourth quarter of 2018 was NIS 416 million ($110 million) compared to NIS 391 million in the corresponding quarter of 2017, an increase of 6.4%.

Free cash flow of the Bezeq Group in 2018 totaled NIS 1.6 billion ($426 million) compared to NIS 2.09 billion in 2017, a decrease of 23.7%. The decrease in free cash flow in 2018 was primarily due to the aforementioned decrease in cash flow from operating activities as well as lease payments pursuant to accounting standard IFRS 16. Free cash flow of the Bezeq Group in the fourth quarter of 2018 was NIS 679 million ($181 million) compared to NIS 473 million in the corresponding quarter of 2017, an increase of 43.6%. The increase in free cash flow in the fourth quarter of 2018 was primarily due to an increase in proceeds from the sale of real estate of NIS 272 million compared to NIS 22 million in the corresponding quarter of 2017.

Total debt of the Bezeq Group as of December 31, 2018 was NIS 11.2 billion ($2.98 billion) compared to NIS 11.9 billion as of December 31, 2017.

Net debt of the Bezeq Group was NIS 8.88 billion ($2.37 billion) as of December 31, 2018 compared to NIS 9.39 billion as of December 31, 2017.

Net debt to adjusted EBITDA ratio of the Bezeq Group as of December 31, 2018, was 2.51 compared to 2.41 as of December 31, 2017.

Notes:

Convenience translation to U.S Dollars

Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.748 = US$ 1 as published by the Bank of Israel for December 31, 2018.

Use of non-IFRS financial measures

We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. The following non-IFRS measures are provided in the press release and accompanying supplemental information because management believes these measurements are useful for investors and financial institutions to analyze and compare companies on the basis of operating performance:

•	EBITDA - defined as net profit plus net interest expense, provision for income taxes, depreciation and amortization;
•	EBITDA trailing twelve months - defined as net profit plus net interest expense, provision for income taxes, depreciation and amortization during last twelve months;
•	Net debt - defined as long and short-term liabilities minus cash and cash equivalents and short-term investments; and
•	Net debt to EBITDA ratio - defined as net debt divided by the trailing twelve months EBITDA.
•	Free Cash Flow (FCF) - defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net profit or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Management of Bezeq believes that free cash flow is an important measure of its liquidity as well as its ability to service long-term debt, fund future growth and to provide a return to shareholders. We also believe this free cash flow definition does not have any material limitations. Free cash flow is a financial index which is not based on IFRS. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. Bezeq also uses the net debt and net debt to EBITDA trailing twelve months ratio to analyze its financial capacity for further leverage and in analyzing the company’s business and financial condition. Net debt reflects long and short-term liabilities minus cash and cash equivalents and investments.

Reconciliations between the Bezeq Group’s results on an IFRS and non-IFRS basis with respect to these non-IFRS measurements are provided in tables immediately following the Company's consolidated results. The non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

IFRS 16

Effective January 1, 2018 ("the Initial Application Date"), the Bezeq Group early adopted IFRS 16, Leases (“IFRS16” or "the Standard "). The main effect of early adoption of IFRS16 is reflected in the cancellation of the existing requirement that lessees classify leases as operating (off-balance sheet) or financing leases. The new Standard presents a uniform model for the accounting treatment of all leases, pursuant to which the lessee is to recognize the asset and the liability in respect of the lease in its financial statements. The Standard also sets out new disclosure requirements that are more extensive than the existing requirements. Accordingly, until the Initial Application Date, the Bezeq Group classified most of the leases in which it is the lessee as operating leases, since it did not substantially bear all the risks and rewards from the assets.

In accordance with IFRS16, for agreements in which the Bezeq Group is the lessee, the Bezeq Group applies a unified accounting model, by which it recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Bezeq Group has a right to control identified assets for a specified period of time. Accordingly, the Bezeq Group recognizes depreciation and amortization expenses in respect of a right-of-use asset, tests a right-of-use asset for impairment in accordance with IAS 36, Impairment of Assets (hereinafter: “IAS 36”) and recognizes financing expenses on a lease liability. Therefore, as from the Initial Application Date, lease expenses relating to assets leased under an operating lease, which were presented as part of general and administrative expenses in the income statement, are recognized as assets and written down as depreciation and amortization expenses.

The Bezeq Group applies the standard using the cumulative effect approach without a restatement of comparative information.

In respect of all the leases, the Bezeq Group has elected to apply the transitional provision of recognizing a lease liability at the Initial Application Date according to the present value of the future lease payments discounted at the incremental interest rate of the lessee at that date and concurrently recognizing a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the Initial Application Date. Therefore, application of the standard did not have an effect on the balance of the Bezeq Group’s retained earnings at the Initial Application Date.

Upon initial application, the Bezeq Group also elected to apply the following expedients, as permitted by the standard:

a.	Relying on a previous assessment of whether an arrangement is a lease or contains a lease at the application date of the standard. Accordingly, the agreements that were previously classified as operating leases are accounted for in accordance with the new Standard, and the agreements that were previously classified as service contracts continue to be accounted for as such without change.

b.	Applying a single discount rate to a portfolio of leases with similar characteristics.

c.	Not separating non-lease components from the lease components and accounting for all the components as a single lease component.

d.	Relying on a previous assessment of whether a contract is onerous in accordance with IAS 37 at the transition date, as an alternative to assessing the impairment of right-of-use assets.

e.	Excluding initial direct costs from the measurement of the right-of-use asset at the Initial Application Date.

f.	Using hindsight in determining the lease period if the contract includes options to extend or cancel the lease.

Presented below are the principal accounting policies for leases in which the Bezeq Group is the lessee, which were applied as from January 1, 2018 following the application of the Standard:

(1)	Determining whether an arrangement contains a lease

At the inception of the arrangement, the Bezeq Group determines whether the arrangement is or contains a lease and examines whether the arrangement transfers the right to control the use of an identifiable asset for a period of time in return for payment. When assessing whether the arrangement transfers control over the use of an identifiable asset, the Bezeq Group estimates, over the lease term, whether it has both rights set out below:

(A)	The right to essentially obtain all the economic rewards associated with the use of the identifiable asset.
(B)	The right to direct the use of the identifiable asset.

For lease contracts that include non-lease components, such as services or maintenance, which are related to a lease component, the Bezeq Group elected to account for the contract as a single lease component without separating the components.

(2)	Leased assets and lease liability

Contracts that award the Bezeq Group the right to control the use of an identifiable asset over a period of time for a consideration are accounted for as leases. At initial recognition, the Bezeq Group recognizes a liability at the present value of the future minimum lease payments (these payments do not include variable lease payments that are not linked to the CPI, or to any change in the rate of interest, or any change in the exchange rate), and concurrently, the Bezeq Group recognizes a right-of-use asset at the amount of the liability, adjusted for lease payments paid in advance or accrued, plus direct costs incurred in the lease.

Since the interest rate implicit in the lease is not readily determinable, the incremental borrowing rate of the Bezeq Group is used (the borrowing rate that the Bezeq Group would be required to pay to borrow the amounts required to obtain an asset at a similar value to the right-of-use asset in a similar economic environment, in a similar period and with similar collateral).

Subsequent to initial recognition, the asset is accounted for using the cost model and it is amortized over the lease term or the useful life of the asset (whichever is earlier).

(3)	The lease terms

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the Bezeq Group will exercise or not exercise the option.

(4)	Depreciation of right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

Type of asset	Weighted average depreciation period as of January 1, 2018 (In years)
Cellular communications sites	6.5
Buildings	7
Vehicles	2

 At the Initial Application Date of IFRS 16, the Bezeq Group recognized right-of-use assets and lease liabilities in the amount of NIS 1.6 billion.

In measurement of the lease liabilities, the Bezeq Group discounted lease payments using the nominal incremental borrowing rate at January 1, 2018. The discount rates used to measure lease liabilities range between 1.3% and 3.6% (weighted average of 1.5%). This range is affected by differences in the lease term.

The difference between the Bezeq Group’s agreements for the minimum contractual lease payments in the amount of NIS 1.0 billion, as reported in Note 21A to the Annual Financial Statements, and the lease liabilities recognized at the Initial Application Date, amounting to NIS 1.5 billion, is mainly due to the options for extending the lease, which will most likely be exercised, which were not included in Note 21A to the Annual Statements.

About B Communications Ltd.

B Communications is a holding company with the controlling interest in Israel’s largest telecommunications provider, Bezeq. For more information please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

At this stage, there is no certainty regarding the maturity of the discussions and contacts between the Company and its debenture holders and shareholders, but the Company's Board of Directors believes that in light of the current circumstances described in the Company's recent reports it is obliged to participate in such discussions, both transparently and in good faith.

For further information, please contact:

Yuval Snir - IR Manager

Yuval@igld.com / Tel: +972-3-924-0000

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

B Communications Ltd.

Consolidated Statements of Financial Position as at December 31,

(In millions)

	2018	2018	2017
	NIS	US$	NIS
	Unaudited	Unaudited	Audited
Current Assets
Cash and cash equivalents	1,104	295	2,386
Investments	1,780	475	596
Trade receivables	1,773	473	1,915
Other receivables	269	71	270
Related party	-	-	43
Inventory	97	26	125

Total current assets	5,023	1,340	5,335

Non-Current Assets
Trade and other receivables	470	126	493
Property, plant and equipment	6,346	1,693	6,940
Intangible assets	4,190	1,118	5,840
Deferred expenses and investments	507	135	558
Broadcasting rights	60	16	454
Rights of use assets	1,504	401	-
Deferred tax assets	1,205	322	1,019
Investment Property	58	15	-

Total non-current assets	14,340	3,826	15,304

Total assets	19,363	5,166	20,639

B Communications Ltd.

Consolidated Statements of Financial Position as at December 31, (cont’d)

(In millions)

	2018	2018	2017
	NIS	US$	NIS
	Unaudited	Unaudited	Audited
Current Liabilities
Bank loans and credit and debentures	3,997	1,066	1,858
Leases rights liabilities	445	119	-
Trade and other payables	1,702	454	1,719
Current tax liabilities	8	2	160
Provisions	175	47	94
Employee benefits	581	155	280
Total current liabilities	6,908	1,843	4,111

Non-Current Liabilities
Bank loans and debentures	9,637	2,571	12,437
Leases rights liabilities	1,106	295	-
Employee benefits	445	119	272
Other liabilities	175	47	234
Provisions	38	10	40
Deferred tax liabilities	401	107	459
Total non-current liabilities	11,802	3,149	13,442

Total liabilities	18,710	4,992	17,553

Equity
Attributable to shareholders of the Company	171	45	1,246
Non-controlling interests	482	129	1,840

Total equity	653	174	3,086

Total liabilities and equity	19,363	5,166	20,639

B Communications Ltd.

Consolidated Statements of Income for the Year Ended December 31,

(In millions except per share data)

	2018	2018	2017
	NIS	US$	NIS
	Unaudited	Unaudited	Audited

Revenues	9,321	2,487	9,789

Costs and expenses
Depreciation and amortization	2,364	630	2,117
Salaries	1,995	532	2,007
General and operating expenses	3,394	905	3,906
Loss from impairment of assets	2,331	622	129
Other operating expense, net	633	169	20

	10,717	2,858	8,179

Operating profit (loss)	(1,396)	(371)	1,610

Financing expenses, net	531	142	517

Profit (loss) after financing expenses, net	(1,927)	(513)	1,093

Share of loss in
Equity-accounted investee	3	1	5

Profit (loss) before income tax	(1,930)	(514)	1,088

Income tax expenses	40	11	347

Net profit (loss) for the year	(1,970)	(525)	741

Profit (loss) attributable to:
Shareholders of the Company	(1,086)	(290)	78
Non-controlling interests	(884)	(235)	663

Net profit (loss) for the year	(1,970)	(525)	741

Earnings (loss) per share
Basic	(36.35)	(9.7)	2.62
Diluted	(36.35)	(9.7)	2.62

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s net profit to EBITDA:

(In millions)	Three-month period ended December 31,			Year ended December 31,
	2018	2018	2017	2018	2018	2017
	NIS	US$	NIS	NIS	US$	NIS

Net profit (loss)	(1,755)	(468)	205	(1,066)	(284)	1,235
Tax expenses (income)	(163)	(43)	101	80	21	453
Share of loss (income) in equity- accounted investee	-	-	1	3	1	5
Financing expenses, net	108	29	120	435	116	417
Depreciation and amortization	580	155	427	2,189	584	1,715

EBITDA	(1,230)	(327)	854	1,641	438	3,825

Net Debt

The following table shows the calculation of the Bezeq Group’s net debt:

(In millions)	As at December 31,
	2018	2018	2017
	NIS	US$	NIS

Short term bank loans and credit and debentures	1,542	411	1,632
Non-current bank loans and debentures	9,637	2,571	10,229
Cash and cash equivalents	(890)	(237)	(2,181)
Investments	(1,404)	(375)	(289)

Net debt	8,885	2,370	9,391

Net Debt to Trailing Twelve Months EBITDA Ratio

The following table shows the calculation of the Bezeq Group’s net debt to Adjusted EBITDA trailing twelve months ratio:

(In millions)	As at December 31,
	2018	2018	2017
	NIS	US$	NIS

Net debt	8,885	2,370	9,391

Trailing twelve months Adjusted EBITDA	3,538	943	3,893

Net debt to Adjusted EBITDA ratio	2.51	2.51	2.41

Reconciliation for NON-IFRS Measures

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)	Three-month period ended December 31,			Year ended December 31,
	2018	2018	2017	2018	2018	2017
	NIS	US$	NIS	NIS	US$	NIS

Cash flow from operating activities	914	244	842	3,512	936	3,525
Purchase of property, plant and equipment	(327)	(87)	(296)	(1,216)	(324)	(1,131)
Investment in intangible assets and deferred expenses	(89)	(24)	(95)	(390)	(104)	(399)
Lease payments	(91)	(25)	-	(422)	(113)	-
Permit fee	-	-	-	(121)	(32)	-
Betterment tax	-	-	-	(80)	(21)	-
Proceeds from the sale of property, plant and equipment	272	73	22	315	84	98
Free cash flow	679	181	473	1,598	426	2,093

Effect of Early Adoption of IFRS16

The tables below summarize the effects on the consolidated statement of financial position as at December 31, 2018 and on the consolidated statements of income for 2018, assuming the Bezeq Group's previous policy regarding leases continued during that period.

Effect on the consolidated statement of financial position as at December 31, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
(In millions)	NIS	NIS	NIS

Other receivables	321	(52)	269
Property, plant and equipment	6,348	(2)	6,346
Intangible assets	4,191	(1)	4,190
Right-of-use assets	-	1,504	1,504
Trade and other payables	1,791	(89)	1,702
Short-term lease liabilities	-	445	445
Long-term lease liabilities	-	1,106	1,106
Equity attributable to shareholders	175	(4)	171
Non-controlling interests	491	(9)	482

Effect on the consolidated statement of income for the year ended December 31, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
(In millions)	NIS	NIS	NIS

General and operating expenses	3,806	(412)	3,394
Depreciation and amortization	1,965	399	2,364
Loss from impairment of assets	2,328	3	2,331
Operating loss	(1,406)	10	(1,396)
Financing expenses, net	505	26	531
Loss after financing expenses	(1,911)	(16)	(1,927)
Loss before income tax	(1,914)	(16)	(1,930)
Income tax	43	(3)	40
Loss for the period	(1,957)	(13)	(1,970)
Loss attributable to shareholders of the Company	(1,082)	(4)	(1,086)
loss attributable to non-controlling interests	(875)	(9)	(884)

Designated Disclosure with Respect to the Company's Projected Cash Flows

In connection with the issuance of our Series C Debentures in September 2016, we undertook to comply with the "hybrid model disclosure requirements" as determined by the Israeli Securities Authority and as described in the prospectus governing our Series C Debentures.

This model provides that in the event certain financial "warning signs" exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Series C Debentures.

In examining the existence of warning signs as of December 31, 2018, our board of directors noted that our unconsolidated unaudited cash flow statement for the fourth quarter of 2018 reflects that we, as expected, had a continuing negative cash flow from operating activities of NIS 4 million. In addition, the Company’s unaudited statements of financial position as of December 31, 2018, reflect that the Company had negative working capital of approximately NIS 1.9 billion as of such date as a result of the classification of the Compan'y long term debt to “short term“.

As long as the Company does not reach understandings with its debenture holders by the signing date of its annual financial statements which will cause the insolvancy of the Company, , the auditors report for the Company's annual financial statements will include a "going concern warning". At this stage, and as detailed in this report, the Company is negotiating with both its debenture holders and shareholders and there is no certainty as to the success of the negotiations.

As of this date, the Company is in continuous discussions with its debenture holders in order to formulate an agreement regarding the structure of the Company's debt, including taking into account the cessation of payments to the debenture holders, as noted in the Company's previous reports to the public.

The Company and the debenture holders are continuing the aforementioned negotiations and are examining possibilities for holding a joint discussion with representatives of Internet Gold in order to formulate understandings regarding the possibility of making an investment in the Company, enabling the Company to strengthen it equity position.

Disclosure with Respect to the Company's Requirements Under Series C Debentures

The Company declares with respect to the reporting period as follows:

1.	The Company did not record in favor of a third party any lien of any rank whatsoever over its direct or indirect holdings of 691,361,036 shares of Bezeq (the “Bezeq Shares”) including over any of the rights accompanying such shares.
2.	The Company did not make any disposition of the Bezeq Shares.
3.	The Company did not assume any financial debt (as defined in the Trust Deed of the Series C Debentures) during the reporting period (other than in the framework of the issuance of the Debentures, and its wholly owned subsidiaries, including B Communications (SP1) and B Communications (SP2) did not issue any financial debt whatsoever during the reporting period.
4.	As of the reporting date, the Company holds approximately 26.34% of Bezeq’s outstanding shares, directly and through its subsidiary.
5.	The equity attributable to the Company’s shareholders (not including non-controlling interests) according to this report amounts to NIS 171 million and represents 6.5% of the Company’s total balance sheet on an unconsolidated basis.

B Communications’ Unconsolidated Statement of Financial position as at December 31,

	2018	2018	2017
(In millions)	NIS	US$	NIS
	Unaudited	Unaudited	Audited

Current assets
Cash and cash equivalents	213	56	205
Short-term investments	376	100	306
Other receivables	2	1	-
Total current assets	591	157	511

Non-current assets
Investment in an investee (*)	2,055	548	3,196

Total assets	2,646	705	3,707

Current liabilities
Current maturities of debentures	2,455	655	226
Other payables	20	5	27
Total current liabilities	2,475	660	253

Non-current liabilities
Debentures	-	-	2,208

Total liabilities	2,475	660	2,461

Total equity	171	45	1,246

Total liabilities and equity	2,646	705	3,707

(*) Investment in Bezeq.